Exhibit 99.5

PATAGONIA GOLD QUARTER 1 2022 FINANCIAL RESULTS

May 27, 2022 Vancouver, BC. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces its financial results for the quarter ended March 31, 2022 (“Q1 2022”). The financial statements together with the related management’s discussion and analysis (“MD&A”) are available on the Company’s website and under the Company’s profile on SEDAR at www.sedar.com.

Highlights

●	Generated revenue of US$4.19 million and gross profit of US$217,000 in Q1 2022.
●	Produced 1,805 gold equivalent ounces and sold 2,219 gold equivalent ounces (1).
●	Incurred exploration expenditures totaling US$1,937,000.

(1) Consisting of 1,410 gold and 31,008 silver ounces of production and 1,707 gold and 40,071 silver ounces sold, converted to a gold equivalent using a ratio of the average spot market price for the commodities each period. The ratio for three months ended March 31, 2022 was 78.15:1 (2021 – 70.41:1).

Exploration Highlights (during Q1 2022)

Calcatreu Property

●	336.7 line kilometers (or “km”) of ground magnetics surveying.
●	17.7 line km Pole-Dipole, Induced Polarization/Resistivity (“Pole-Dipole IP/Res”) surveying.
●	11 trenches completed totaling 292.5 meters.
●	226 trench samples taken from Lonco, Nelson, Piche and Viuda de Castro targets; assays are pending.
●	Baseline environmental study continues with a draft provided to the Company.

Cap-Oeste Property (Monte Leon Area)

●	78 RAB holes totaling 1,867 meters drilled.
●	1,862 RAB (“rotary air blast”) samples taken.
●	Assays are pending.

Tornado and Huracán Properties

●	Completed 3,012 meters of diamond drilling in 9 core holes (see results issued in a May 18, 2022 press release at www.patagoniagold.com).
●	Results being interpreted for follow-up work.

La Josefine Property

●	1,158 line km of ground magnetics surveying undertaken over the main targets including Amanda Cecilia, Ailin, Sinter and Mogote.

2

Abril Property

●	17 line km of new ground magnetics surveying bringing total survey coverage to more than 403 line km.
●	Channel sampling completed over more than 5 km of known epithermal structures, veins and breccias.
●	Assays are pending. Drilling program being designed.

Christopher van Tienhoven, Chief Executive Officer states; “Our commitment to our core projects and properties in Argentina was demonstrated by our increased exploration activities during the first quarter of 2022. Responsible exploration and development activities will continue throughout 2022, and continued engagement with regional, provincial and federal mining authorities and communities remains a key priority.”

Qualified Person’s Statement

Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM, is the qualified person as defined by National Instrument 43-101, has reviewed and approved the scientific and technical content of this news release.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 430 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:

Dean Stuart

T: 403 617 7609

E: dean@boardmarker.net

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, the anticipated increase in interest in the Argentina mining sector, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.